Filed pursuant to Rule 424(b)(3)

Registration No. 333-199498

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated April 21, 2015)

CORINDUS VASCULAR ROBOTICS, INC.

10,666,570 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated April 21, 2015, relating to the resale by the selling stockholders named in the prospectus (the “Selling Stockholders”) of up to 10,666,570 shares of Common Stock, par value $0.0001 per share, of Corindus Vascular Robotics, Inc., a Nevada corporation (the “Company”) sold to the Selling Stockholders in connection with a private placement completed on September 16, 2014. The Selling Stockholders may sell all or a portion of these shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. The Company is not offering any shares of Common Stock for sale under this prospectus and will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 3, 2015.

This prospectus supplement is not complete without, and may not be delivered or utilized in connection with the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider matters discussed under the caption “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated June 5, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 28, 2015

CORINDUS VASCULAR ROBOTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-176581	30-0687898
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

309 Waverley Oaks Rd., Suite 105

Waltham, MA 02452

(Address of Principal Executive Office) (Zip Code)

Registrant’s telephone number, including area code: (508) 653-3335

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 28, 2015, Corindus Vascular Robotics, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as underwriters and representatives (the “Representatives”) of the several underwriters named therein (collectively, the “Underwriters”) in connection with the underwritten public offering of 11,000,000 shares of the Company’s common stock, par value $0.0001 per share at a public offering price of $3.80 per share (the “Offering”). Underwriting Agreement provided the Underwriters a 30-day option to purchase up to 1,650,000 additional shares of the Company’s common stock at the public offering price, which was fully exercised by the Underwriters prior to the closing of the Offering. The Offering closed on June 3, 2015 and the Company estimates that the net proceeds received in the Offering were approximately $44.7 million after deducting underwriting discounts and commissions and other offering expenses payable by the Company.

The Underwriting Agreement contains customary representations and warranties and covenants of the Company and other customary obligations of the parties and termination provisions. The Underwriting Agreement also provides for the indemnification by the Company of the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Furthermore, the Company has agreed with the Underwriters not to offer or sell any shares of its common stock (or securities convertible into or exchangeable for common stock), subject to certain exceptions, for a period of 90 days after the date of the Underwriting Agreement without the prior written consent of the Representatives.

The Offering was made pursuant to an effective Registration Statement (Registration No. 333-204037) on Form S-1 previously filed with the Securities and Exchange Commission (the “SEC”) and a prospectus thereunder.

In connection with the Offering, the Company’s common stock was approved for listing on the NYSE MKT. Trading commenced on Friday, May 29, 2015, under the symbol “CVRS.”

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, the form of which was filed with the SEC as Exhibit 1.1 to the First Amendment to Form S-1 Registration Statement on May 26, 2015, which Exhibit is incorporated herein by reference.

Item 8.01. Other Events.

On May 28, 2015, the Company issued a press release announcing that the common stock to be sold in the Offering would be sold at a public offering price of $3.80 per share. A copy of this press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

1.1	Form of Underwriting Agreement, dated May 28, 2015, among Corindus Vascular Robotics, Inc. and Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated (1)

99.1	Press Release dated May 28, 2015*

(1)	Filed as an exhibit to Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on May 26, 2015.
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 3, 2015	CORINDUS VASCULAR ROBOTICS, INC.

	By:	/s/ David M. Handler
	Name:	David M. Handler
	Title:	Chief Executive Officer

CORINDUS VASCULAR ROBOTICS, INC.

10,666,570 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 3

Dated June 5, 2015